Exhibit 99.1

Procaps Group to Acquire Grupo Somar (including Química y Farmacia, Gelcaps and related entities) from Advent International, gaining an important presence in Mexico, the Region´s Second Largest Market

This acquisition reaffirms Procaps Groups’ strategy to become one of the fastest growing pharmaceutical organizations in Latin America

With FY2021 Net Revenues of $184 million, Grupo Somar is one of the most relevant independent pharma companies in Mexico

MIAMI, USA – BARRANQUILLA, COL – May 17, 2022 – Procaps Group (NASDAQ: PROC) (“Procaps”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced it has entered into a definitive agreement to acquire Grupo Somar (including Grupo Farmacéutico Somar and Química y Farmacia and, Gelcaps and related entities) from Advent International (“Advent”), one of the world’s largest private equity investors.

Grupo Somar is an integrated pharmaceutical company focused on developing, manufacturing, and marketing high-quality branded generic, private label and OTC products targeted to the private market and offering CDMO services across key market segments in Mexico. Grupo Somar offers a diversified portfolio of products across key categories and has strong R&D and manufacturing capabilities, operating six modern production facilities (two of which manufacture Softgel capsules) in Mexico, including three FDA-approved plants with the ability to export to the U.S.

With a highly seasoned management team that has driven strong operating and financial performance over the past years, Grupo Somar is well positioned to capitalize on the strong secular tailwinds underpinning the Mexican market and sustain consistent growth across its different business lines. Grupo Somar generated approximately US$184 million in net revenues (on an expected combined basis).

“We are thrilled to execute an important milestone on our long-planned rollup strategy with an ideal acquisition target for Procaps,” said Ruben Minski, CEO of Procaps. “We believe Grupo Somar´s diversified portfolio of innovative products alongside its management and technical capabilities will help accelerate Procaps top and bottom-line growth into the near future in an accretive manner. With this acquisition, Procaps continues to diversify its products and geographies based on being a leader in innovative oral delivery systems. I´m excited to finally have a physical presence in Mexico, a country for which we have had great admiration for many years. This is something that we have been working towards for quite some time. This announcement marks an incredibly proud day in our company´s 45-year-old history. Procaps went public in September 2021 to make acquisitions just like this one.”

Alejandro Weinstein, Chairman of the M&A Committee of Procaps, added: “Grupo Somar represents a significant step forward for our regional consolidation strategy, expanding our reach in Mexico, which we anticipate will represent approximately 30% of the total revenues of the companies’ combined, with the expectation to grow even more. We believe the combination of Grupo Somar and Procaps advances Procaps´ position as a leading pan-regional integrated pharmaceutical company in Latin America and represents a unique opportunity to realize not only significant innovation capabilities as well as significant synergies through cross-selling opportunities and cost efficiencies.”

“We are proud of the pharma platform we have built and are thrilled about the outcome, which was only possible with the dedication and collective effort of Grupo Somar´s strong management team” said Ariel Blumenkranc, Managing Director of Advent in Mexico. “We believe Procaps is a very good harbor where Grupo Somar and its management team will continue to grow, developing new products both in Mexico and LatAm.” said Juan Pablo Zucchini, a Managing Partner at Advent International in São Paulo.

Transaction Details

The highlights of the acquisition include: (i) entry into the second largest pharma market in LatAm, (ii) increased manufacturing (including of Softgel capsules) and R&D capabilities, (iii) diversified portfolio, and (iv) combined synergies with a potential net present value between 25-40% of the total purchase price.

Procaps expects to fund the cash portion of the consideration with a combination of cash from its balance sheet and incremental debt. In connection with the transaction, Procaps has secured a fully committed bridge credit facility with Bank of America, JP Morgan and Morgan Stanley.

"We believe that by bringing Somar and Procaps together, we are unlocking significant synergies across all areas of the combined companies. R&D expansion, cross-border roll-out of our product portfolio, plants’ specialization and efficiency, back-office centralization, and other synergies we expect will enable us to deliver value for our stakeholders from the initial year of the transaction,” said Patricio Vargas, CFO of Procaps. “We expect that the cash generated by our combined companies will also allow us to rapidly deleverage our balance sheet, taking our net debt to Adjusted EBITDA ratios to be near our financial policy target of 3x, within 12 to 18 months of closing the acquisition”.

The transaction is expected to close in the fourth quarter of 2022, subject to the satisfaction of customary closing conditions, including the approval of the Federal Economic Competition Commission (COFECE) in Mexico.

Morgan Stanley & Co. LLC served as exclusive financial advisor and Greenberg Traurig served as legal counsel to Procaps.

Conference Call Notice

Procaps will host a conference call and webcast to discuss the transaction on May 18th, at 11 am ET. Procaps cordially invites all interested parties to participate in this call.

Date: May 18th, 2022

Time: 11 a.m. EST

Telephone: Toll Free 1 844 204-8586 or International 1 412 317-6346

Webcast: investors.procapsgroup.com

Replay: 1 877 344-7529 or 1 412 317-0088

Replay Access Code: 9224815

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 4,900 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

About Advent International

Founded in 1984, Advent International is one of the largest and most experienced global private equity investors. The firm has invested in over 390 private equity investments across 41 countries, and as of December 31, 2021, had €78 billion in assets under management. With 15 offices in 12 countries, Advent has an established team of over 265 private equity investment professionals across North America, Europe, Latin America and Asia. The firm focuses on investments in five core sectors, including business and financial services; health care; industrial; retail, consumer and leisure; and technology. For over 35 years, Advent has been dedicated to international investing and remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies. Advent International has invested over $7.0 billion in 65 companies across Latin America and has been present in Mexico since 1996 where it has been committed to the economic development of the country and the region for over 25 years.

For more information, visit:

Website: www.adventinternational.com
LinkedIn: www.linkedin.com/company/advent-international

Investor Contact:

Melissa Angelini

IR Director

Procaps Group

ir@procapsgroup.com

+1 754 260-6476

+1 305 308-8434

investor.procapsgroup.com

Advent Contact

Evelyn Espinosa / Paula Contreras

LLYC

Tel: +52 1 55 3966 7087 / +52 1 55 3279 6324

eespinosa@llorenteycuenca.com / pcontreras@llorenteycuenca.com

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include expectations related to the timing and completion of the acquisition of Grupo Somar and the consideration to be paid; expectation regarding the financing for the acquisition of Grupo Somar; expectations regarding potential net present value of the purchase price for Grupo Somar; expectations relating to cash generation and net debt to Adjusted EBITDA ratio financial policy target of 3x within 12 to 18 months after the acquisition; expectations regarding Procaps’ capital expansion and growth plans; expectation regarding Grupo Somar’s continued growth; and expectations related to synergies, increased manufacturing capabilities, the enhancement of Procaps’ portfolio and Procaps’ position as a leading pan-regional integrated pharmaceutical company in Latin America as a result of the acquisition of Grupo Somar . Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID-19 on Procaps’ business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.